UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 April 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of Share Options (ii) Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 11th April 2013

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant (i) and (ii) 10th April 2013	22	Period during which or date on which it can be exercised (i) 10th April 2016 to 9th April 2023 (ii) Between March 2016 and April 2017
23	Total amount paid (if any) for grant of the option (i) and (ii) Nil	24	Description of shares involved (class and number) (i) Maximum of 47,000 Ordinary Shares of €0.32 each (ii) Maximum of 50,000 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €16.19 (ii) Not applicable - this notification refers to a share award	26
Total number of shares over which options are held following notification

-   243,639 Ordinary Shares under Share Option Schemes
-   Maximum of 142,000 Ordinary Shares that may vest under Conditional Share Awards

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 11th April 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of Share Options (ii) Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 11th April 2013

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant (i) and (ii) 10th April 2013	22	Period during which or date on which it can be exercised (i) 10th April 2016 to 9th April 2023 (ii) Between March 2016 and April 2017
23	Total amount paid (if any) for grant of the option (i) and (ii) Nil	24	Description of shares involved (class and number) (i) Maximum of 67,500 Ordinary Shares of €0.32 each (ii) Maximum of 72,000 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €16.19 (ii) Not applicable - this notification refers to a share award	26
Total number of shares over which options are held following notification

-      443,080 Ordinary Shares under Share Option Schemes
-     Maximum of 204,000 Ordinary Shares that may vest under Conditional Share Awards

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 11th April 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Mark S. Towe
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Mark S. Towe
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of Share Options (ii) Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 11th April 2013

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant (i) and (ii) 10th April 2013	22	Period during which or date on which it can be exercised (i) 10th April 2016 to 9th April 2023 (ii) Between March 2016 and March 2017
23	Total amount paid (if any) for grant of the option (i) and (ii) Nil	24	Description of shares involved (class and number) (i) Maximum of 85,000 Ordinary Shares of €0.32 each (ii) Maximum of 90,000 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €16.19 (ii) Not applicable - this notification refers to a share award	26
Total number of shares over which options are held following notification

-     525,711 Ordinary Shares under Share Option Schemes
-     Maximum of 248,000 Ordinary Shares that may vest under Conditional Share Awards

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 11th April 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Neil Colgan
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Neil Colgan
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of Share Options (ii) Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 11th April 2013

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant (i) and (ii) 10th April 2013	22	Period during which or date on which it can be exercised (i) 10th April 2016 to 9th April 2023 (ii) Between March 2016 and April 2017
23	Total amount paid (if any) for grant of the option (i) and (ii) Nil	24	Description of shares involved (class and number) (i) Maximum of 15,000 Ordinary Shares of €0.32 each (ii) Maximum of 9,000 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) €16.19 (ii) Not applicable - this notification refers to conditional share awards	26
Total number of shares over which options are held following notification

-     82,901 Ordinary Shares under Share Option Schemes
-     Maximum of 26,000 Ordinary Shares that may vest under Conditional Share Awards

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 11th April 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Erik Bax
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Erik Bax
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction: (i) Grant of Share Option (ii) Conditional Award of Shares Date of grant: (i) and (ii) 10th April 2013 Exercise Period / Vesting Period: (i) 10th April 2016 to 9th April 2023 (ii) Between March 2016 and April 2017 Total amount paid: (i) and (ii) Nil Description of shares involved: (i) Maximum of 50,000 Ordinary Shares of €0.32 each (ii) Maximum of 53,000 Ordinary Shares of €0.32 each Exercise price: (i) €16.19 (ii) Not applicable - this notification refers to a share award	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 11th April 2013

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable (PDMR disclosure)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not Applicable (PDMR disclosure)
17	Description of class of share Not Applicable (PDMR disclosure)	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR disclosure)
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR disclosure)	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable (PDMR disclosure)

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not Applicable (PDMR disclosure)	22	Period during which or date on which it can be exercised Not Applicable (PDMR disclosure)
23	Total amount paid (if any) for grant of the option Not Applicable (PDMR disclosure)	24	Description of shares involved (class and number) Not Applicable (PDMR disclosure)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable (PDMR disclosure)	26	Total number of shares over which options are held following notification Not Applicable (PDMR disclosure)
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 11th April 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Doug Black
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Doug Black
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction: (i) Grant of Share Options (ii) Conditional Award of Shares Date of grant: (i) and (ii) 10th April 2013 Exercise Period / Vesting Period: (i) 10th April 2016 to 9th April 2023 (ii) Between March 2016 and March 2017 Total amount paid: (i) and (ii) Nil Description of shares involved: (i) Maximum of 68,000 Ordinary Shares of €0.32 each (ii) Maximum of 68,000 Ordinary Shares of €0.32 each Exercise price: (i) €16.19 (ii) Not applicable - this notification relates to a share award	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 11th April 2013

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable (PDMR disclosure)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not Applicable (PDMR disclosure)
17	Description of class of share Not Applicable (PDMR disclosure)	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR disclosure)
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR disclosure)	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable (PDMR disclosure)

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not Applicable (PDMR disclosure)	22	Period during which or date on which it can be exercised Not Applicable (PDMR disclosure)
23	Total amount paid (if any) for grant of the option Not Applicable (PDMR disclosure)	24	Description of shares involved (class and number) Not Applicable (PDMR disclosure)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable (PDMR disclosure)	26	Total number of shares over which options are held following notification Not Applicable (PDMR disclosure)
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 11th April 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Jack Golden
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Jack Golden
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction: (i) Grant of Share Options (ii) Conditional Award of Shares Date of grant: (i) and (ii) 10th April 2013 Exercise Period / Vesting Period: (i) 10th April 2016 and 9th April 2023 (ii) Between March 2016 and April 2017 Total amount paid: (i) and (ii) Nil Description of shares involved: (i) Maximum of 24,000 Ordinary Shares of €0.32 each (ii) Maximum of 21,000 Ordinary Shares of €0.32 each Exercise Price: (i) €16.19 (ii) Not applicable - this notification relates to a share award	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 11th April 2013

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable (PDMR disclosure)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not Applicable (PDMR disclosure)
17	Description of class of share Not Applicable (PDMR disclosure)	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR disclosure)
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR disclosure)	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable (PDMR disclosure)

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not Applicable (PDMR disclosure)	22	Period during which or date on which it can be exercised Not Applicable (PDMR disclosure)
23	Total amount paid (if any) for grant of the option Not Applicable (PDMR disclosure)	24	Description of shares involved (class and number) Not Applicable (PDMR disclosure)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable (PDMR disclosure)	26	Total number of shares over which options are held following notification Not Applicable (PDMR disclosure)
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 11th April 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Henry Morris
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Henry Morris
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction (i) Grant of Share Options (ii) Conditional Award of Shares Date of grant: (i) and (ii) 10th April 2013 Exercise Period / Vesting Period: (i) 10th April 2016 to 9th April 2023 (ii) Between March 2016 and April 2017 Total amount paid: (i) and (ii) Nil Description of shares involved: (i) Maximum of 55,500 Ordinary Shares of €0.32 each (ii) Maximum of 59,000 Ordinary Shares of €0.32 each Exercise price: (i) €16.19 (ii) Not applicable - this notification relates to a share award	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 11th April 2013

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable (PDMR disclosure)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not applicable (PDMR disclosure)
17	Description of class of share Not applicable (PDMR disclosure)	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable (PDMR disclosure)
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable (PDMR disclosure)	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable (PDMR disclosure)

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable (PDMR disclosure)	22	Period during which or date on which it can be exercised Not applicable (PDMR disclosure)
23	Total amount paid (if any) for grant of the option Not applicable (PDMR disclosure)	24	Description of shares involved (class and number) Not applicable (PDMR disclosure)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable (PDMR disclosure)	26	Total number of shares over which options are held following notification Not applicable (PDMR disclosure)
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 11th April 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 11 April 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director